

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Andrew V. Reid, Chief Executive Officer
Orpheum Property, Inc.
201 St. Charles Street, Suite 2557A
New Orleans, LA 70170

   Re: Pacific Land and Coffee Corporation
      Form 10-K for Fiscal Year Ended March 31, 2010
      Filed July 28, 2010
      Form 10-K for Fiscal Year Ended March 31, 2009
      Filed July 15, 2009
      File No. 000-30595

Dear Mr. Reid:

  We have completed our review of your filings and do not have any further comments at this time.

         Sincerely,

         /s/ H. Christopher Owings

         H. Christopher Owings
         Assistant Director